UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56349/September 4, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12705

_____

In the Matter of   :
                                             :
AMERICAN PAD & PAPER CO.,   :
CHS ELECTRONICS, INC.,   :
CYPOST CORP.,   :   ORDER MAKING FINDINGS AND
GOLF COMMUNITIES OF AMERICA,   :   REVOKING REGISTRATIONS BY
   INC., MIDLAND, INC.,   :   DEFAULT AS TO FIVE
SIGNAL APPAREL CO., INC., and   :   RESPONDENTS
UNITED SPECIALTIES, INC.,   :
(n/k/a WATER-COLOR HOLDINGS, INC.)   :

_____

       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 20, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by July 31, 2007. Respondents' Answers to the OIP were due ten days after service. OIP at 4; 17 C.F.R. § 201.220(b). United Specialties, Inc. (n/k/a Water-Color Holdings, Inc.) (Water-Color), filed a timely Answer and has provided the Division of Enforcement (Division) with a signed offer of settlement. CHS Electronics, Inc. (CHS), is seeking authorization from the U.S. Bankruptcy Court for the Southern District of Florida to execute an offer of settlement to a revocation order. To date, none of the other Respondents have filed an Answer. A telephonic prehearing conference was held on August 10, 2007, at which the Division, Water-Color, and CHS appeared.

       On August 14, 2007, the Division filed a Motion for Default against Respondents American Pad & Paper, Inc. (American Pad & Paper), Cypost Corp. (Cypost), Golf Communities of America, Inc. (Golf Communities), Midland, Inc. (Midland), and Signal Apparel Co., Inc. (Signal Apparel). As relief, the Division requested that the registrations of their securities registered pursuant to Section 12 of the Exchange Act be revoked.

       American Pad & Paper, Cypost, Golf Communities, Midland, and Signal Apparel, are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, respond to the Division's motion for default within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule

155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to American Pad & Paper, Cypost, Golf Communities, Midland, and Signal Apparel.

American Pad & Paper (CIK 5588) is a Delaware corporation located in Dallas, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). American Pad & Paper is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a $28 million net loss for that quarter. On January 10, 2000, an involuntary Chapter 11 bankruptcy petition was filed against the company in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 proceeding on December 12, 2001, which is still pending. As of July 12, 2007, the company's common stock (symbol APPPQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Cypost (CIK 1090659) is a forfeited Delaware corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Cypost is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss since inception of $16.2 million, and a doubt about the company's ability to continue as a going concern. On August 1, 2003, the company filed a Chapter 11 bankruptcy proceeding in the U.S. Bankruptcy Court for the Western District of Washington that was converted to a Chapter 7 proceeding on June 29, 2005, which is still pending. As of July 12, 2007, the company's common stock (symbol CYPO) was quoted on the Pink Sheets, had ten market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Golf Communities (CIK 833864) is an expired Utah corporation located in Orlando, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Golf Communities is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1999, which reported a net loss of $5.6 million. On July 13, 1999, the company filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Middle District of Florida, and its reorganization plan was confirmed on September 19, 2000. As of July 12, 2007, the company's common stock (symbol GFCM) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Midland (CIK 830746) is a Colorado corporation located in Stone Mountain, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Midland is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss from operations of $19,942 for the prior three quarters.

Signal Apparel (CIK 105107) is a dissolved Indiana corporation located in Avenel, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Signal Apparel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30,

2000, which reported a net loss from operations of $15 million for the prior six months. On September 22, 2000, the company filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Southern District of New York, and that proceeding was terminated on April 4, 2002. As of July 12, 2007, the company's common stock (symbol SIAYQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

American Pad & Paper, Cypost, Golf Communities, Midland, and Signal Apparel are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, American Pad & Paper, Cypost, Golf Communities, Midland, and Signal Apparel failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of American Pad & Paper, Cypost, Golf Communities, Midland, and Signal Apparel.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American Pad & Paper Co., Cypost Corp., Golf Communities of America, Inc., Midland, Inc., and Signal Apparel Co., Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge